Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MARCH  2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: March 1, 2005	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

News Release – Petro-Canada Builds on Oil Sands Growth Strategy

Exhibit 1

For immediate release

March 1, 2005

Petro-Canada Builds On Oil Sands Growth Strategy

Petro-Canada to become 60% partner in Fort Hills project;

UTS secures development partner

Calgary – Petro-Canada today announced that it has entered into an agreement to become a partner in the Fort Hills Oil Sands Mining Project, currently owned by UTS Energy Corporation (UTS). Under the terms of the agreement, which has been approved by the Boards of Directors of both companies, Petro-Canada will assume a 60 per cent interest and become the operator of the project. UTS will own the other 40 per cent. To pay for its stake, Petro-Canada will fund 75 per cent of UTS' share of the next $1 billion of development capital, or $300 million.

“This partnership builds on Petro-Canada’s oil sands experience and adds the next leg of our growth strategy,” said Ron Brenneman, Petro-Canada President and Chief Executive Officer.  “Oil sands mining integrated with upgrading offers decades of substantial production with solid returns. The Fort Hills project offers a high quality mining lease that has already achieved regulatory approval and that can be brought on-stream by the end of the decade.”

“Adding a partner of Petro-Canada’s calibre moves our project a giant step forward,” said Will Roach, UTS President and Chief Executive Officer. “Petro-Canada also brings value-adding upgrading expertise to the table, along with the combination of financial and project management capability that we wanted in a partner. Together, we will build an outstanding project for the benefit of all stakeholders.”

UTS is currently the owner of a block of oil sands leases north of Fort McMurray and has a plan to develop 2.8 billion barrels of bitumen resource. Approval from the Alberta Energy and Utilities Board to develop a new oil sands project on the site is already in place. The resource is a long-life asset that has no exploration risk and significant development potential with further investment. Current plans call for an initial mining development producing 50,000 barrels per day and corresponding upgrader. Subsequent development phases would expand production up to 190,000 barrels per day of bitumen integrated with upgrading. With Petro-Canada assuming operatorship, the partners will consider a range of options, including a 100,000 barrels per day initial mining operation, before finalizing the development plan.

“For Petro-Canada, this partnership fits perfectly with our strategy of adding more long-life assets to our corporate portfolio,” Mr. Brenneman said. “It builds on our oil sands plans and capabilities, adding significant future earnings and production in a timeframe that works very well with our existing suite of projects. We look forward to bringing our 25 years of oil sands experience to bear while building Fort Hills into a first-rate development.”

Petro-Canada is a 12 per cent owner of Syncrude, the world’s largest oil sands mining and upgrading project. The company also owns and operates the MacKay River in situ oil sands plant. Plans already in place will significantly expand Petro-Canada’s oil sands production beyond the current level of almost 50,000 barrels per day. Petro-Canada is also proceeding with a major conversion program at its Edmonton refinery that will enable the facility to run exclusively on oil sands feedstock.

The transaction is subject to all applicable governmental and regulatory approvals.

Scotia Capital Inc. acted as Petro-Canada’s financial advisor in connection with this transaction.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For Media inquiries, please contact:

For Investor inquiries, please contact:

Jackie Dragojevic

Gord Ritchie

Manager, Media Relations

Senior Director, Investor Relations

(403) 296-3648

(403) 296-7691

Notice of Conference Call and Press Conference

Petro-Canada will hold a conference call to discuss this transaction with investors and analysts as follows:

Date: Tuesday, March 1, 2005

Time: 6 a.m. MST / 8 a.m. EST

•

Analysts/Investors: Dial-in: 1 (800) 478-9326 or (416) 695-5801 (N. America);
(416) 695-5801 (International) at 5:50 a.m. (MST)

•

Listen only: 1 (800) 377-0758 at 5:50 a.m. (MST)

•

Replay: 1 (800) 408-3053 or (416) 695-5800 (pass code: 3143899#)

Petro-Canada will also hold a press conference to discuss this transaction with media:

Date:  Tuesday, March 1, 2005

Time:  9:30 a.m. MST/ 11:30 a.m. EST

Location: Athabasca Room

               28th Floor Petro-Canada Centre – West Tower

    150 – 6th Avenue SW

    Calgary, Alberta

Please check-in upon arrival. Media can also dial in to the conference – see details below:

•

Media Dial-in: 1 (877) 211-7911 at 9:30 a.m. (MST)

•

Replay: 1 (800) 408-3053 or (416) 695-5800 (pass code: 3143932#)

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and natural gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and natural gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by this Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and natural gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term barrel of oil equivalent (boe) is used in this release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as “probable,” “possible,” “recoverable” or “potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.